Filed Pursuant to Rule 433

Registration No. 333-189896, 333-212464 and 333-223463

Pricing Term Sheet

República Oriental del Uruguay

4.975% USD Bonds due 2055 (the “Bonds”)

Final Terms and Conditions

As of April 12, 2018

Issuer	República Oriental del Uruguay

Title	4.975% USD Bonds due 2055

Principal Amount	U.S.$1,750,000,000

Maturity Date	April 20, 2055

Pricing Date	April 12, 2018

Settlement Date	April 20, 2018 (T+6)

Public Offering Price	98.713% of the principal amount plus accrued interest, if any, from April 20, 2018

Spread to Benchmark Treasury	+200 bps

Benchmark Treasury	2.750% due November 15, 2047

Benchmark Treasury Price and Yield	94-04 and 3.053%

Re-offer Yield	5.053%

Interest	4.975% per year, payable semi-annually in arrears. Interest will be calculated on the basis of a 360-day year of twelve 30-day months.

Interest Payment Dates	April 20 and October 20 of each year, commencing on October 20, 2018.

Payments of Principal	Principal will be repaid in three nominally equal installments on April 20, 2053, April 20, 2054 and at maturity.

Denominations	$1.00 x $1.00

Distribution	SEC Registered

CUSIP / ISIN	760942 BD3 / US760942BD38

Governing Law	State of New York

Listing	Application will be made to admit the Bonds to the Luxembourg Stock Exchange and to have the Bonds admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Joint Bookrunners	BBVA Securities Inc. Citigroup Global Markets Inc. HSBC Securities (USA) Inc.

The following additional information of Uruguay and regarding the securities is available from the SEC’s website and also accompanies this free-writing prospectus:

https://www.sec.gov/Archives/edgar/data/102385/000119312518114939/0001193125-18-114939-index.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312518114917/0001193125-18-114917-index.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312518114904/0001193125-18-114904-index.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312518110187/0001193125-18-110187-index.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312518072100/d526658dsb.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312517277270/0001193125-17-277270-index.htm

https://www.sec.gov/Archives/edgar/data/102385/000090342317000416/0000903423-17-000416-index.htm

https://www.sec.gov/Archives/edgar/data/102385/000090342317000385/0000903423-17-000385-index.htm

https://www.sec.gov/Archives/edgar/data/102385/000090342316001140/repofur-sbmef_0711.htm

https://www.sec.gov/Archives/edgar/data/102385/000090342313000434/0000903423-13-000434-index.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling BBVA Securities Inc. at +1-212-728-1500, Citigroup Global Markets Inc. at +1-800-831-9146 or HSBC Securities (USA) Inc. at +1-866-811-8049.

This term sheet has been prepared on the basis that any offer of bonds in any Member State of the European Economic Area (“EEA) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of bonds. Accordingly any person making or intending to make an offer in that Member State of bonds which are the subject of the offering contemplated in this information may only do so in circumstances in which no obligation arises for the Republic or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Republic nor the underwriters have authorized, nor do they authorize, the making of any offer of bonds in circumstances in which an obligation arises for the Republic or the underwriters to publish a prospectus for such offer.

This EEA selling restriction is in addition to any other selling restrictions set out in this information.

The bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (a) (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, “IMD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Directive 2003/71/EC (as amended); and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the bonds to be offered so as to enable an investor to decide to purchase or subscribe the bonds. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the bonds or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the bonds or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the bonds has led to the conclusion that: (i) the target market for the bonds is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the bonds to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the bonds (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the bonds (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

This information is for distribution only to persons who (i) persons who are outside the United Kingdom; or (ii) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”); or (iii) persons falling within Articles 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA in connection with the issue or sale of any Bonds may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This information is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this presentation relates is available only to relevant persons and will be engaged in only with relevant persons.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.